                                3,768,600 SHARES

                                       OF

                           [SECURITY ASSOCIATES LOGO]

                    SECURITY ASSOCIATES INTERNATIONAL, INC.

                         COMMON STOCK, $0.001 PAR VALUE

         The selling stockholder identified in this prospectus may sell up to 3,768,600 shares of our common stock. If the selling stockholder elects to sell its shares, it may do so from time to time privately at prices individually negotiated with the purchasers, or publicly in transactions on the American Stock Exchange. We will not receive any proceeds for the sale of shares by the selling stockholder. See "Use of Proceeds."

         The selling stockholder may pledge common stock to Bear Stearns Securities Corp. or to another broker as collateral for margin loans. In the event of a default by the selling stockholder, Bear Stearns or such other broker may offer and sell the pledged shares. Additionally, the common stock may be sold from time to time by pledgees, donees, transferees or other successors in interest, including but not limited to Bear Stearns.

         Our common stock is traded on the American Stock Exchange under the symbol "SAI." On May 21, 2001, the last reported sale price of the common stock was $2.00.

         SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK BEING OFFERED THROUGH THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  This prospectus is dated May 22, 2001




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                               TABLE OF CONTENTS

SECURITY ASSOCIATES INTERNATIONAL, INC. ..........................    3
RECENT DEVELOPMENTS...............................................    4
RISK FACTORS......................................................    4
USE OF PROCEEDS...................................................    7
SELLING STOCKHOLDER...............................................    8
PLAN OF DISTRIBUTION AND OFFERING PRICE...........................    8
VALIDITY OF STOCK.................................................   10
EXPERTS...........................................................   10
AVAILABLE INFORMATION.............................................   10
INFORMATION INCORPORATED BY REFERENCE.............................   10
FINANCIAL STATEMENTS..............................................  F-1





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                     SECURITY ASSOCIATES INTERNATIONAL, INC.

         We provide security and fire alarm monitoring services for both residences and businesses. In this capacity we act as subcontractor for independent alarm dealers who have contracted to provide alarm monitoring services to their subscribers. Independent alarm dealers are primarily owner-operated companies with less than 10,000 subscribers. Our ability to attract new monitoring business is enhanced and supported by a network of over 2,500 independent alarm dealers, to whom we also provide industry-related education in the areas of technology, finance, management and marketing.

          We were incorporated in 1990 as an Illinois corporation and, through a merger in 1992, we became a Delaware corporation. In addition to our four founders, most of our original stockholders were independent alarm dealers. Three of our founders are still active in our management: Ronald I. Davis, Chairman of the Board of Directors, James S. Brannen, President, and Stephen Rubin, Senior Vice President. We conduct our operations directly through central monitoring stations (which are the locations where the actual monitoring of the subscriber's alarms is conducted) that we own and through stations owned by wholly owned operating subsidiaries.

         Starting in 1997 we embarked on a program of expansion designed to allow us to provide services to independent alarm dealers located throughout the United States. Between 1997 and 2000 we acquired eleven central monitoring stations.

         We plan to merge our wholly owned subsidiaries into our company in an effort to reduce costs and simplify our corporate structure. We may also consolidate some of our central monitoring stations where we believe we can realize operating economies while maintaining our regional relationships with independent alarm dealers through our Regional Dealer Support Centers.

        Prior to June 30, 1999, we also provided monitoring services directly to residences and businesses. On June 30, 1999, we sold our portfolio of approximately 27,000 owned (retail) subscriber accounts to Security Alarm Financing Enterprises, Inc. (SAFE). We continue to monitor these accounts under contract with SAFE.

         The sale of our subscriber accounts to SAFE represented a major milestone in our business. As a result of that transaction, we disposed of a non-core asset and refocused our efforts on our core wholesale monitoring business and on our dealer network. Most of the proceeds of the sale of the subscriber accounts went to pay down debt.

         Our revenues consist of recurring monthly revenue payments under written contracts with independent alarm dealers to provide monitoring services to their subscribers. Total revenues increased from $3.8 million for the fiscal year ended December 31, 1996 to $22.2 million for the fiscal year ended December 31, 2000. Our loss per share of common stock for the fiscal year ended December 31, 2000 was $0.77 per share. As a result of the sale of our subscriber account portfolio on June 30, 1999 and our new focus on the wholesale monitoring business, our results for the current fiscal year are not completely comparable to our results for all prior periods.

         As of April 11, 2001, we provide monitoring services for approximately 390,000 residences and businesses from our national network of regional central monitoring stations. All of these locations are monitored under contracts with over 2,500 alarm dealers for subscriber accounts owned by them. We believe that these dealers own in excess of 600,000 subscriber accounts, some of which are presently monitored at central stations owned by our competitors.

         From January 1, 1996 through April 11, 2001, the number of subscriber accounts we monitored increased from approximately 51,471 to approximately 390,000. We estimate that our central monitoring stations are currently capable of monitoring at least 750,000 subscriber accounts. We expect to be able to monitor 1 million subscriber accounts from our current stations by the end of 2001, without any major new investment. We do, however, anticipate acquiring additional central monitoring station businesses. We also anticipate adding additional subscriber accounts as the businesses of our existing alarm dealers grow.

         In order to attract new alarm dealers, and to continue to develop our relationships with those dealers already using our central monitoring stations, we host an annual conference for independent alarm dealers. At this meeting, developments in the security industry are discussed and industry experts make numerous presentations. This meeting is designed to keep the alarm dealers abreast of new developments in technology, marketing and management as well as new business opportunities.

         We also distribute an "audio magazine" to our network of dealers on a quarterly basis and conduct numerous smaller




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
meetings throughout the year. Our relationships with independent alarm dealers are important because dealers are the source of our revenues. We offer these programs because we believe they will attract new dealers, which will increase the number of subscriber accounts we monitor.

         In the future, we believe that we can develop new business opportunities based on our network of over 2,500 independent alarm dealers representing over 15,000 trained installation and service personnel, all of whom are experts in low-voltage technology. We have also created through our dealers a network of approximately 390,000 customers electronically connected to our regional, secure, redundant, UL-listed central monitoring stations. We believe that these networks uniquely position us to become a key participant in the delivery of in-home services as technologies converge.

         Some examples of these new business opportunities are dealers reselling: Internet, email and digital signal line services; gas, electric and long distance services; whole house and appliance warranties; cellular phone, pager, and wireless Internet equipment and services. We believe each additional service a dealer provides to an end-user enhances its standing as a preferred provider.

                               RECENT DEVELOPMENTS

         We anticipate acquiring KC Acquisition Corp. and its wholly owned subsidiary, Monital Signal Corporation, in the second quarter of 2001. KC Acquisition Corp. and Monital Signal Corporation are third-party alarm monitoring companies serving approximately 345,000 alarm monitoring subscribers and approximately 2,500 independent alarm dealers from central monitoring stations located in three states.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING A DECISION TO INVEST IN OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES THAT WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE DO NOT CURRENTLY BELIEVE ARE IMPORTANT TO AN INVESTOR MAY ALSO HARM OUR BUSINESS OPERATIONS. IF ANY OF THE EVENTS, CONTINGENCIES, CIRCUMSTANCES OR CONDITIONS DESCRIBED IN THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE SERIOUSLY HARMED. IF THAT OCCURS, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

         WE HAVE A HISTORY OF NET LOSSES, AND WE EXPECT TO INCUR SIGNIFICANT ADDITIONAL LOSSES IN THE FUTURE.

         We sustained net losses from continuing operations of $4.0 million for the year ended December 31, 1997, $6.8 million for the year ended December 31, 1998, $4.0 million for the year ended December 31, 1999, and $5.8 million for the year ended December 31, 2000. On a pro forma basis after giving effect to the potential merger with KC Acquisition Corp., we would have incurred a loss from continuing operations of $10.6 million for the year ended December 31, 1999 and $12.6 million for the year ended December 31, 2000. These losses reflect, among other factors, the substantial non-cash charges for amortization of purchased subscriber accounts and goodwill associated with acquired central monitoring station businesses and the interest on our indebtedness. We expect to incur significant additional losses during the next several years. We cannot assure you that we will achieve or sustain profitability.

         WE HAVE A SUBSTANTIAL AMOUNT OF CONSOLIDATED DEBT, WHICH COULD MATERIALLY ADVERSELY AFFECT OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS PROSPECTS.

         We have approximately $18.2 million of consolidated indebtedness and stockholders' equity of approximately $10.3 million at December 31, 2000. On a pro forma basis adjusted for the completion of the potential merger with KC Acquisition Corp., we would have had approximately $55.5 million of consolidated indebtedness and stockholders' equity of $35.1 million at December 31, 2000. In addition, we may incur additional indebtedness in the future as part of our business strategy. If we incur additional debt, the risks could intensify. This large amount of indebtedness could, for example:

         - limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate activities;

         - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;


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         - detract from our ability to successfully withstand a downturn in our business or the economy generally; and

         - place us at a competitive disadvantage against other less leveraged competitors.

         The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations and prospects. There can be no assurance that additional funding can be secured on acceptable terms, if at all.

         WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOW TO MEET OUR OBLIGATIONS.

         Our ability to obtain sufficient cash to make payments on our scheduled and contingent obligations as they come due will depend on future cash flow from operations and our financial performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors, such as general economic and financial conditions in the alarm monitoring industry and the economy at large or initiatives of our competitors. If we do not generate sufficient cash flow from operations to service our debt, we may be required to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. Our inability to obtain sufficient cash to satisfy our obligations, or to refinance our indebtedness on commercially reasonable terms, would have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, our failure to pay obligations when due could result in the acceleration of our debt. The debt under our credit facilities is secured by liens on substantially all of our assets and, if that debt were accelerated, the lenders could seek to foreclose.

         THE COST OF THE POTENTIAL MERGER WITH KC ACQUISITION CORP. MAY BE MORE THAN EXPECTED.

         We estimate that the direct costs of the potential merger will be from $600,000 to $800,000. We also estimate that we will have to expend capital equal to approximately $600,000 and fund estimated KC Acquisition Corp. and Monital cash flow deficiencies of approximately $1.0 million during the twelve months following the potential merger. If these costs, capital expenditures or operating losses are higher than estimated, the benefits of the potential merger may be reduced or delayed.

         UNCERTAINTIES EXIST ABOUT ACHIEVING THE BENEFITS OF THE POTENTIAL MERGER WITH KC ACQUISITION CORP. AND INTEGRATING THE BUSINESSES.

         We anticipate we will realize substantial benefits from the potential merger with KC Acquisition Corp. such as realizing economies of scale savings from eliminating duplicative administrative costs and central station consolidations. We cannot assure you that we will realize any of the anticipated benefits of our potential merger with KC Acquisition Corp. Whether we achieve these benefits will depend in part upon our ability to integrate our businesses in an efficient manner. To achieve the expected merger benefits, we will incur significant costs, expend significant capital and fund substantial anticipated operating losses. Our costs could be higher than anticipated and we may have to expend additional capital and fund higher than expected operating losses to achieve the anticipated benefits of the potential merger.

         THE PROCESS OF COMBINING THE COMPANIES COULD HAVE AN ADVERSE IMPACT.

      The integration of our business and KC Acquisition Corp.'s and Monital's businesses will, if the merger is consummated, require substantial attention from management. The diversion of management's attention and any difficulties encountered in the transition and integration process could have a material adverse effect on the revenues, levels of expenses and operating results of the combined company.

         ACQUIRING CENTRAL MONITORING STATIONS EXPOSES US TO UNCERTAINTIES.

      Acquisitions of central monitoring stations and other businesses involve a number of uncertainties. Sellers often do not have audited historical financial information with respect to the acquired business. Therefore, in making acquisition decisions, we have generally relied on our management's knowledge of the industry, due diligence procedures and representations and warranties of the sellers. There can be no assurance that such representations and warranties are or will be true and complete or, if such representations and warranties are inaccurate, that we will be able to uncover such



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inaccuracies in the course of our due diligence or recover damages from the sellers in an amount sufficient to fully compensate us for any resulting losses.

         Risks associated with these acquisitions include, but are not limited to, the following:

         - the possibility of unanticipated problems not discovered prior to the acquisition;

         - possible loss of customers or possible dealer cancellations; and

         - for acquisitions that are structured as stock purchases of other companies, the assumption of unexpected liabilities and the cost of disposing of unnecessary or undesirable assets of the acquired companies.

         BECAUSE OUR CONTRACTS WITH OUR DEALERS ARE TYPICALLY SHORT-TERM, WE ARE EXPOSED TO DEALER CANCELLATIONS.

         Our contracts to provide monitoring services for our dealers typically have a term of two years or less. The dealers for which we provide monitoring services may cancel or terminate their contracts with us for many reasons, including adverse financial and economic conditions generally, competition from other alarm monitoring companies or failure to provide satisfactory monitoring and customer service. As a result of our rapid growth through acquisitions, we must successfully assimilate large numbers of subscriber accounts and develop good working relationships with new dealers. We are also consolidating some of our operations. During these consolidations dealers may experience temporary disruptions in their service. A significant increase in account cancellation could have a material adverse effect on our financial performance.

         FALSE ALARM ORDINANCES MAY ADVERSELY AFFECT US.

      Many municipalities have expressed concerns about the perceived high incidence of false alarms and the cost of responding to them. This may lead to reluctance on the part of police to respond to alarm signals or slower police responses. If either of these were to occur the demand for new alarm systems or monitoring services could decline. A number of local governments have adopted, or are considering, measures aimed at reducing the cost of responding to false alarms, which could adversely affect our performance. Such measures include:

         - subjecting alarm monitoring companies to fines or penalties for transmitting false alarms;

         - licensing individual alarm systems and the revocation of licenses following an excessive number of false alarms;

         - imposing fines or penalties on subscribers for false alarms;

         - imposing limitations on the number of times the police will respond to alarms after an excessive number of false alarms; and

         - requiring further verification of an alarm signal before the police will respond.

         THE NATURE OF OUR BUSINESS EXPOSES US TO POTENTIAL LITIGATION.

         Providing fire and burglary alarm monitoring services may expose us to risks of liability for employee acts or omissions or system failure. Most of our alarm monitoring agreements contain provisions limiting our potential liability in an attempt to reduce this risk. However, in the event of litigation there can be no assurance that these limitations will be enforced, and the costs and results of such litigation could have an adverse effect on us. We carry insurance of various types, including general liability and errors and omissions insurance. Our loss experience specifically, and the loss experience of other security service companies generally, may affect the availability and cost of our insurance. Some of our insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or some other types of damages, or liability arising from gross negligence.

         OUR INDUSTRY IS HIGHLY COMPETITIVE.

         The security alarm industry is highly competitive and highly fragmented. While we do not compete directly with many of the large new entrants or participants into the industry because we do not sell and install security systems, we are



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nonetheless impacted by the competitive challenge these entrants present to independent alarm dealers. Our monitoring services compete with those offered by an estimated 1,800 to 2,300 companies. Of those companies an estimated 250 firms offer monitoring services from Underwriters Laboratories listed facilities. Most of the companies providing monitoring services are small, local operations.

         Other companies have adopted a strategy similar to ours that includes the acquisition of central monitoring station businesses. Some of these competitors have greater financial resources than we do or may be willing to offer higher prices than we are prepared to offer to acquire monitoring stations. The effect of such competition may be to reduce our rate of growth or increase the price we pay, which could have an adverse effect on our business. There can be no assurance that we will be able to find acceptable acquisitions.

         OWNERSHIP OF OUR STOCK IS HIGHLY CONCENTRATED.

         Our largest stockholder owns approximately 63.90% of our issued and outstanding voting stock (however its voting rights are limited to 45% of the shares eligible to vote on any matter), as well as the right to designate two members of our board of directors. As a result, this investor currently has the ability to significantly influence the outcome of matters submitted for approval to our stockholders and directors (including the election of directors and any merger, consolidation or sale of all or substantially all of our assets) and our affairs generally. Additionally, our directors and management own or control approximately 16,114,751 shares of common stock on a fully diluted basis, the substantial majority of which are currently subject to restrictions on resale under Rule 144, but which may become available for sale and could result in downward pressure on our stock price.

         THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS.

      This prospectus contains forward-looking statements that involve risks and uncertainties, including those discussed above and elsewhere in this prospectus. We develop forward-looking statements by combining currently available information with our beliefs and assumptions. These statements often contain words like believe, expect, anticipate, intend, contemplate, seek, plan, estimate or similar expressions.


                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of shares of common stock covered by this prospectus; all of the proceeds will be received by the selling stockholder. See "Selling Stockholder."



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
                              SELLING STOCKHOLDER

         The following table sets forth for the selling stockholder the number of shares beneficially owned by such selling stockholder as of April 27, 2001, the maximum number of shares to be offered by the selling stockholder, the number of shares beneficially owned by the selling stockholder after this offering, and the percentage of shares to be owned by the selling stockholder after the completion of the offering, assuming that all of the shares being offered for sale are actually sold by the selling stockholder. Since the selling stockholder may choose not to sell its shares, we are unable to state the exact number of shares that actually will be sold.


-------------------------------------------------------------------------------------------------------------------------------
                                                                                                          OWNERSHIP PERCENTAGE
                                       NUMBER OF SHARES                                                      OF SHARES AFTER
                                        OWNED PRIOR TO        NUMBER OF SHARES       NUMBER OF SHARES           OFFERING
       SELLING STOCKHOLDERS               OFFERING(2)           BEING OFFERED         AFTER OFFERING
-------------------------------------------------------------------------------------------------------------------------------
TJS Partners, L.P.
155 E. Putnam Avenue                      13,735,900              3,768,600              9,967,300                46.4%
Greenwich, CT 06830
-------------------------------------------------------------------------------------------------------------------------------

(1) Applicable percentage of ownership as of April 27, 2001, is based upon 21,493,557 shares of common stock outstanding (including 13,735,900 shares issuable upon conversion of outstanding shares of convertible preferred stock). Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and unless otherwise noted includes voting and investment power with respect to the shares shown as beneficially owned.

(2) Consists of 137,359 shares of convertible preferred stock owned by TJS Partners, L.P. Thomas J. Salvatore, a director of our company, controls voting and disposition of these shares as the managing partner of TJS. Does not include 275,000 shares of common stock owned by Mr. Salvatore personally.


                    PLAN OF DISTRIBUTION AND OFFERING PRICE

         The selling stockholder is offering for resale under this prospectus 3,768,600 shares of our common stock. The selling stockholders, or their pledgees, assignees and successors-in-interest may sell, from time to time, any or all of the shares of common stock covered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

- Sales in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price;

-        Underwritten offerings;

- Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- An exchange distribution in accordance with the rules of the applicable exchange;

-        Privately negotiated transactions;

-        Short sales;

- Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;


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-        A combination of any such methods of sale; or

-        Any other method permitted pursuant to applicable law.

         The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

         A selling stockholder may, together with any agent of the selling stockholder, accept or reject in whole or in part any proposed purchase of the shares of common stock offered by this prospectus. We will not receive any proceeds from the offering of shares by the selling stockholders.

         Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of the shares of common stock covered by this prospectus may be limited in its ability to engage in market activities with respect to such shares. The selling stockholders, for example, will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under it, including, without limitation, Regulation M, which provisions may restrict activities of the selling stockholders and limit the timing of purchases and sales of any shares of common stock by the selling stockholders. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. The foregoing may affect the marketability of the shares offered by this prospectus.

         The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may offer and sell, from time to time, the pledged shares.

         The selling stockholders may sell shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions, concessions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Market makers and block purchasers that purchase the shares will do so for their own account and at their own risk. It is possible that the selling stockholders will attempt to sell shares in block transactions to market makers or other purchasers at a price per share that may be below the then-current market price. We cannot make assurances that all or any of the shares of common stock will be sold by the selling stockholders.

         The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be underwriters within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

         We have not registered or qualified the shares of common stock offered by this prospectus under the laws of any country, state or jurisdiction, other than the United States.

         We are required to pay all fees and expenses incident to the registration of the shares. The selling stockholders will pay any sales commissions or other seller's compensation applicable to these transactions. We have agreed to indemnify the selling stockholders against specified losses, claims, damages and liabilities under the Securities Act of 1933.

         Our common stock is currently traded on the American Stock Exchange. The public offering price for any shares that are sold will be determined by the price indicated on such system at the time such sale occurs, or at such price as shall be determined through private negotiations between the buyers and the selling stockholders, or their agents.




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                               VALIDITY OF STOCK

         The validity of the common stock offered by this prospectus will be passed upon for us by Sachnoff & Weaver, Ltd., Chicago, Illinois.

                                     EXPERTS

         The financial statements of Security Associates International, Inc. as of December 31, 2000 and 1999, and for each of the three years ended December 31, 2000, incorporated in this registration statement by reference to the Annual Report on Form 10-KSB of Security Associates International, Inc. for the year ended December 31, 2000, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report which includes an explanatory paragraph with respect to the uncertainty regarding Security Associates International, Inc.'s ability to continue as a going concern as discussed in
Note 2 to the financial statements.


                              AVAILABLE INFORMATION

         We file reports, proxy statements and other information with the Securities and Exchange Commission. Those reports, proxy statements and other information may be obtained:

- At the Public Reference Room of the Securities and Exchange Commission, Room 1024 - Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549;

- At the public reference facilities at the Securities and Exchange Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

- By writing to the Securities and Exchange Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549;

- At the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, DC 20006; or

- From the Internet site maintained by the Securities and Exchange Commission at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission.

Some locations may charge prescribed or modest fees for copies.

         We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act covering the shares of common stock offered by this prospectus. As permitted by the Securities and Exchange Commission, this prospectus, which constitutes a part of the registration statement, does not contain all the information included in the registration statement. You may obtain such additional information from the locations described above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the contract or other document for all the details.


                      INFORMATION INCORPORATED BY REFERENCE

         We have previously filed the following documents with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, and they are incorporated into this prospectus by reference:

          (a) Annual Report on Form 10K-SB of Security Associates International, Inc. for the fiscal year ended December 31, 2000, filed on April 17, 2001;

          (b) Proxy Statement of Security Associates International, Inc. for the Annual Meeting of Stockholders to be held on June 5, 2001, filed on April 27, 2001; and

          (c) The description of our common stock contained in Security Associates International, Inc.'s Registration of Certain Classes of Securities on Form 8-A, dated October 16, 1997.

         All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and before the termination of this offering are incorporated by reference and become a part of this prospectus from their date of filing. Any statements contained in this prospectus or in a document incorporated by reference are modified or superseded for purposes of this prospectus to the extent that a statement contained in any such document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         On request, we will provide anyone who receives a copy of this prospectus with a copy of any or all of the documents incorporated in this prospectus by reference. Written or telephone requests for such copies should be directed to our principal office: Security Associates International, Inc., Investor Relations Department, 2101 South Arlington Heights Road, Suite 150, Arlington Heights, Illinois 60005-4142, (847) 956-8650.

                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                                AND SUBSIDIARIES


                          INDEX TO FINANCIAL STATEMENTS



                                                                         PAGE
                                                                         ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                 F-2

CONSOLIDATED FINANCIAL STATEMENTS:
    Consolidated Balance Sheets as of December 31, 1999 and 2000         F-3
    Consolidated Statements of Operations for the Years Ended
       December 31, 1998, 1999 and 2000                                  F-5
    Consolidated Statements of Stockholders' Equity for the Years
       Ended December 31, 1998, 1999 and 2000                            F-6
    Consolidated Statements of Cash Flows for the Years Ended
       December 31, 1998, 1999 and 2000                                  F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               F-8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Stockholders of
Security Associates International, Inc.:


We have audited the accompanying consolidated balance sheets of SECURITY ASSOCIATES INTERNATIONAL, INC. (a Delaware corporation) AND SUBSIDIARIES (the "Company") as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998, 1999 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Associates International, Inc. and Subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for the years ended December 31, 1998, 1999 and 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from operations and has recorded amounts payable related to the 1999 sale of its retail subscriber accounts which together raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in Item 14(a)(2) of this Form 10-KSB is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



Arthur Andersen LLP

Chicago, Illinois
April 13, 2001

                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                                AND SUBSIDIARIES


                           CONSOLIDATED BALANCE SHEETS



                                                             DECEMBER 31
                                                    ----------------------------
                    ASSETS                              1999             2000
-------------------------------------------------   -----------      -----------
CURRENT ASSETS:
    Cash and cash equivalents                       $   631,521      $    53,115
    Accounts receivable, net                          1,828,895        2,629,203
    Other current assets                                550,009          366,660
                                                    -----------      -----------
                  Total current assets                3,010,425        3,048,978
                                                    -----------      -----------

FURNITURE AND EQUIPMENT, net                          4,045,524        5,063,483
                                                    -----------      -----------

OTHER ASSETS:
    Goodwill, net                                    25,911,332       23,420,768
    Other assets, net                                   373,369          972,229
                                                    -----------      -----------
                  Total other assets                 26,284,701       24,392,997
                                                    -----------      -----------
                  Total assets                      $33,340,650      $32,505,458
                                                    ===========      ===========

                                                                            DECEMBER 31
                                                                  ------------------------------
            LIABILITIES AND STOCKHOLDERS' EQUITY                      1999              2000
---------------------------------------------------------------   ------------      ------------
CURRENT LIABILITIES:
    Accounts payable                                              $    463,310      $  2,387,919
    Current maturities of long-term notes payable                    1,973,352         2,249,679
    Accrued expenses                                                 3,923,722         1,441,753
    Unearned revenues                                                  499,407           255,868
                                                                  ------------      ------------
               Total current liabilities                             6,859,791         6,335,219

NOTES PAYABLE, net of current maturities                            12,314,460        15,902,281
                                                                  ------------      ------------
               Total liabilities                                    19,174,251        22,237,500
                                                                  ------------      ------------

STOCKHOLDERS' EQUITY (DEFICIT):
    Series A convertible preferred stock, $10 par value,
       137,686 shares authorized, 136,359 and 137,359
       shares outstanding on December 31, 1999 and 2000,
       liquidation preference $350 per share                         1,363,590         1,373,590

    Common stock, $.001 par value; 50,000,000 shares
       authorized; 7,145,287 and 7,744,467 shares outstanding
       on December 31, 1999 and 2000, respectively                       7,145             7,744
    Warrants, net                                                      111,689           162,630
    Additional paid-in capital                                      34,955,971        36,748,414
    Retained deficit                                               (22,271,996)      (28,024,420)
                                                                  ------------      ------------
               Total stockholders' equity                           14,166,399        10,267,958
                                                                  ------------      ------------
               Total liabilities and stockholders' equity         $ 33,340,650      $ 32,505,458
                                                                  ============      ============



        The accompanying notes to the consolidated financial statements are an integral part of these balance sheets.

                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                                AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                  FOR THE YEARS ENDED DECEMBER 31
                                                         ------------------------------------------------
                                                             1998              1999              2000
                                                         ------------      ------------      ------------
NET REVENUE                                              $ 20,203,850      $ 22,689,132      $ 22,215,282

COST OF SERVICES                                           12,610,489        14,899,687        17,153,264
                                                         ------------      ------------      ------------
DIRECT MARGIN                                               7,593,361         7,789,445         5,062,018
                                                         ------------      ------------      ------------
OPERATING EXPENSES:
    Amortization and depreciation                           6,288,489         5,713,890         4,709,689
    General and administrative                              2,488,058         2,546,935         2,016,392
    Selling, marketing and business development             1,614,007         2,459,845         2,505,017
    Deferred compensation expense                             609,103             -                 -
                                                         ------------      ------------      ------------
                Total operating expenses                   10,999,657        10,720,670         9,231,098
                                                         ------------      ------------      ------------
                Loss from operations                       (3,406,296)       (2,931,225)       (4,169,080)


GAIN ON SALE OF OWNED SUBSCRIBER ACCOUNTS                       -             1,899,155             -
INTEREST EXPENSE                                           (2,869,593)       (2,564,565)       (1,583,344)
                                                         ------------      ------------      ------------
                Net loss                                   (6,275,889)       (3,596,635)       (5,752,424)

DIVIDENDS ACCRUED ON PREFERRED STOCK                         (522,084)         (450,000)            -
                                                         ------------      ------------      ------------
                Net loss available to common
                  stockholders                           $ (6,797,973)     $ (4,046,635)     $ (5,752,424)
                                                         ============      ============      ============

NET LOSS PER SHARE                                       $      (1.06)     $       (.59)     $       (.77)
                                                         ============      ============      ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING        6,394,048         6,897,200         7,444,161
                                                         ============      ============      ============


        The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                                AND SUBSIDIARIES


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                    CONVERTIBLE            12% REDEEMABLE
                                             COMMON STOCK         PREFERRED STOCK          PREFERRED STOCK
                                          ------------------    -------------------     ----------------------
                                           SHARES     AMOUNT    SHARES      AMOUNT      SHARES        AMOUNT
                                          ---------   ------    ------    ---------     -------    -----------
BALANCE, December 31, 1997                6,272,295   $6,272    64,585    $ 645,846     344,165    $ 3,441,650

    Issuance of preferred stock                 -        -       2,075       20,750     155,835      1,558,350
    Issuance of common stock related to
       deferred compensation plan           154,693      154       -            -           -              -
    Issuance of common stock                344,819      345       -            -           -              -
    Warrants                                    -        -         -            -           -              -
    Accrued dividends                           -        -         -            -           -              -
    Net loss                                    -        -         -            -           -              -
                                          ---------   ------   -------    ---------    --------    -----------

BALANCE, December 31, 1998                6,771,807    6,771    66,660      666,596     500,000      5,000,000

    Issuance of Series A convertible
       preferred stock                          -        -     (66,660)    (666,596)   (500,000)    (5,000,000)
    Issuance of common stock                373,480      374       -            -           -              -
    Warrants                                    -        -         -            -           -              -
    Accrued dividends                           -        -         -            -           -              -
    Net loss                                    -        -         -            -           -              -
                                          ---------   ------   -------    ---------    --------    -----------

BALANCE, December 31, 1999                7,145,287    7,145       -            -           -              -

    Issuance of Series A convertible
       preferred stock                          -        -         -            -           -              -
    Issuance of common stock                599,180      599       -            -           -              -
    Warrants                                    -        -         -            -           -              -
    Net loss                                    -        -         -            -           -              -
                                          ---------   ------   -------    ---------    --------    -----------

BALANCE, December 31, 2000                7,744,467   $7,744       -      $     -           -      $       -
                                          =========   ======   -------    ---------    --------    -----------

                                          SERIES A CONVERTIBLE
                                             PREFERRED STOCK                ADDITIONAL                       TOTAL
                                          --------------------                PAID-IN      ACCUMULATED    STOCKHOLDERS'
                                           SHARES     AMOUNT     WARRANTS     CAPITAL        DEFICIT         EQUITY
                                          -------   ----------   --------   -----------   ------------    ------------
BALANCE, December 31, 1997                    -     $      -     $    -     $14,564,311   $(11,427,388)   $  7,230,691

    Issuance of preferred stock               -            -          -         224,250            -         1,803,350
    Issuance of common stock related to
       deferred compensation plan             -            -          -         608,949            -           609,103
    Issuance of common stock                  -            -          -         962,582                        962,927
    Warrants                                  -            -       60,748           -              -            60,748
    Accrued dividends                         -            -          -             -         (522,084)       (522,084)
    Net loss                                  -            -          -             -       (6,275,889)     (6,275,889)
                                          -------   ----------   --------   -----------   ------------    ------------

BALANCE, December 31, 1998                    -            -       60,748    16,360,092    (18,225,361)      3,868,846

    Issuance of Series A convertible
       preferred stock                    136,359    1,363,590        -      17,972,922            -        13,669,916
    Issuance of common stock                  -            -          -         622,957            -           623,331
    Warrants                                  -            -       50,941           -              -            50,941
    Accrued dividends                         -            -          -             -         (450,000)       (450,000)
    Net loss                                  -            -          -             -       (3,596,635)     (3,596,635)
                                          -------   ----------   --------   -----------   ------------    ------------

BALANCE, December 31, 1999                136,359    1,363,590    111,689    34,955,971    (22,271,996)     14,166,399

    Issuance of Series A convertible
       preferred stock                      1,000       10,000        -         115,000            -           125,000
    Issuance of common stock                  -            -          -       1,677,443            -         1,678,042
    Warrants                                  -            -       50,941           -              -            50,941
    Net loss                                  -            -          -             -       (5,752,424)     (5,752,424)
                                          -------   ----------   --------   -----------   ------------    ------------

BALANCE, December 31, 2000                137,359   $1,373,590   $162,630   $36,748,414   $(28,024,420)   $ 10,267,958
                                          =======   ==========   ========   ===========   ============    ============


        The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             FOR THE YEARS ENDED DECEMBER 31
                                                                     ------------------------------------------------
                                                                         1998              1999              2000
                                                                     ------------      ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                         $ (6,275,889)     $ (3,596,635)     $ (5,752,424)
    Adjustments to reconcile net loss to net cash provided by
       (used for) operating activities-
           Gain on sale of owned subscriber accounts                        -            (1,899,155)            -
           Issuance of common stock for services                           16,502            67,226            68,173
           Amortization and depreciation                                6,288,489         5,713,890         4,709,689
           Deferred compensation expense                                  609,103             -                 -
           Warrants and stock issued under dealer stock
              incentive plan                                               70,402           255,282           302,352

           Changes in assets and liabilities, net of
              acquisitions-
              Accounts receivable, net                                   (304,071)        2,156,519          (800,308)
              Other current assets                                         97,990          (209,187)          183,349
              Other long-term assets                                      (22,952)           92,322          (698,418)
              Accounts payable                                           (235,706)         (176,567)        1,924,609
              Accrued expenses                                            174,850           424,136        (2,481,969)
              Unearned revenue                                            (55,703)       (3,139,285)         (243,539)
                                                                     ------------      ------------      ------------
                     Net cash  provided by (used for)
                        operating activities                              363,015          (311,454)       (2,788,486)
                                                                     ------------      ------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of contract rights to monitor security systems, net       (3,897,659)       (1,517,537)            -
    Proceeds from sale of owned subscriber accounts                         -            22,195,906             -
    Purchase of fixed assets, net                                      (1,752,860)       (1,629,484)       (2,750,983)
    Cash paid for acquisitions, net                                   (12,431,112)       (5,232,197)         (240,332)
                                                                     ------------      ------------      ------------
                     Net cash (used for) provided by investing
                        activities                                    (18,081,631)       13,816,688        (2,991,315)
                                                                     ------------      ------------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of capital stock                             2,048,351           192,500         1,337,247
    Dividends accrued on preferred stock                                 (522,084)         (450,000)            -
    Deferred financing costs                                                -              (393,020)            -
    Proceeds from stockholders receivable                                  50,000             -                 -
    Proceeds from notes payable to related parties                      3,000,000         1,500,000             -
    Repayment of notes payable                                           (578,588)      (20,856,438)         (182,410)
    Proceeds from notes payable                                         9,680,173         5,652,376         4,046,558
                                                                     ------------      ------------      ------------
                     Net cash provided by  (used for) financing
                        activities                                     13,677,852       (14,354,582)        5,201,395
                                                                     ------------      ------------      ------------
DECREASE IN CASH                                                       (4,040,764)         (849,348)         (578,406)
CASH AND CASH EQUIVALENTS, beginning of year                            5,521,633         1,480,869           631,521
                                                                     ------------      ------------      ------------
CASH AND CASH EQUIVALENTS, end of year                               $  1,480,869      $    631,521      $     53,115
                                                                     ============      ============      ============

        The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                                AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1999 AND 2000




1.    DESCRIPTION OF THE BUSINESS

      COMPANY BACKGROUND

      Security Associates International, Inc. ("SAI" or "the Company") provides monitoring services to independent alarm dealers on a subcontract basis. Revenues are composed primarily of fees for monitoring services.

2.    LIQUIDITY

      The Company has incurred recurring operating losses. During 2000, the Company used cash from operating activities of approximately $2.8 million as a result of the cost of programs implemented to assimilate and consolidate central monitoring stations acquired by the company during the past several of years. Management believes that those programs, while costly at the onset, will return a long-term benefit by reducing operating expenses and simplifying the Company's organizational structure. In management's opinion, cash flow from operating activities will continue to be negative through July 2001, at which point consolidation efforts should result in positive operating cash flow. The Company also used cash for investing activities of approximately $3.0 million, which was primarily used to build out central station facilities and improve computer systems as part of the consolidation of central stations.

      The Company partially funded the cash needs discussed above by raising approximately $1.1 million through the exercise of options to purchase common stock. During August 2000, the Company received an additional $0.25 million from a director in exchange for 100,000 shares of common stock. The remainder of the shortfall was financed by net borrowings from FINOVA Capital Corporation of approximately $3.8 million.

      On June 30, 1999, the Company sold its portfolio of 27,000 retail subscriber accounts to SAFE for $22.8 million. At that time the Company also entered into an agreement to refer additional purchase and loan transactions during a specified period following the sale. If certain minimum performance criteria were satisfied, a note to SAFE in the amount of $1.8 million, which was recorded as part of the transaction, plus interest at 8% thereon, was to have been deemed paid in full. A dispute has arisen as to (1) whether the Company has fulfilled its obligation under the agreement and (2) whether SAFE met all of its contractual commitments. The Company is currently in negotiations with SAFE on this matter, which may lead to either a settlement or mandatory arbitration. Management believes the Company will prevail on the merits of its arguments.

      Subsequent to year-end, the Company entered into a new financing agreement with McGinn, Smith Acceptance Corporation. The agreement is designed to provide total financing, net of original issue discounts, fees and a mandatory debt service reserve of approximately $22 million. The company has received $21.7 million, net, which was used to settle all outstanding notes payable to FINOVA Capital Corporation of $16.4 million, and provided the Company with additional working capital. Subsequent to December 31, 2000, upon total funding of the financing agreement, the Company will net $5.6 million to fund current and contingent obligations, operating and capital needs of the ongoing consolidation effort. In management's opinion, the amounts provided by improved cash flows from operations and financing through the agreement with McGinn, Smith Acceptance Corporation will be adequate to meet the needs of the Company during 2001. As such, the financial statements do not include any adjustments that might result from the Company's ability to continue as a going concern.

      During 2000, the Company entered into a definitive agreement to acquire KC Acquisition Corporation (Note 4). The consideration for this transaction currently includes $6.5 million in cash, the equivalent of 4.5 million shares of the Company's common stock and the assumption of approximately $36 million of debt. The transaction has not yet closed as management is currently exploring financing alternatives. If consummated, the acquisition will require additional investments to upgrade software and consolidate operations.


3.    SUMMARY OF MAJOR ACCOUNTING POLICIES

      PRINCIPLES OF CONSOLIDATION

      The financial statements consolidate the accounts of SAI and its wholly owned subsidiaries. All significant intercompany items and transactions and balances have been eliminated.

      USE OF ESTIMATES

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      REVENUE RECOGNITION

      Monitoring fee revenue is recognized as earned over the related contract period. Services may be billed in advance on a monthly, quarterly or annual basis and amounts not earned are recorded as unearned revenues.

      ACCOUNTS RECEIVABLE

      The Company grants unsecured trade credit to customers in the normal course of business. Receivables in the accompanying consolidated balance sheets are net of reserves for doubtful accounts of approximately $499,000 and $294,700 as of December 31, 1999 and 2000, respectively.

      OTHER CURRENT ASSETS

      Other current assets consist of prepaid insurance of approximately $154,000 and other prepaid expenses of approximately $213,000.

      GOODWILL

      Goodwill is recorded as the cost of purchased businesses in excess of the fair value of the net assets acquired and is amortized on a straight-line basis over a period of three to fifteen years. The Company regularly reviews the performance of acquired businesses to evaluate the realizability of the underlying goodwill. Goodwill in the accompanying consolidated balance sheets is net of accumulated amortization of approximately $4,861,000 and $7,918,000 as of December 31, 1999 and 2000,
      respectively. Amortization expense related to goodwill for 1998, 1999 and 2000, was approximately $6,099,000, $4,686,000 and $2,977,000, respectively.

      OTHER LONG-TERM ASSETS

      Other long-term assets consist of deferred financing costs of approximately $600,000 and deferred acquisition costs of approximately $491,000. The deferred financing costs are being amortized over the life of the related loan. Other long-term assets in the accompanying consolidated balance sheets are net of accumulated amortization of approximately $20,000 and $119,000 as of December 31, 1999 and 2000, respectively.

      FURNITURE AND EQUIPMENT

      Furniture and equipment are stated at cost. Depreciation is calculated using straight-line methods for both financial statement and income tax purposes over an estimated useful life of three to seven years. Depreciation expense for 1998, 1999 and 2000, was approximately $189,000, $1,028,000 and $1,733,000, respectively.

      The following is a summary of furniture and equipment by major class of assets:


                                        DECEMBER 31
                                  ------------------------
                                     1999         2000
                                  ----------   ----------
Equipment                         $5,310,710   $5,996,921
Automobiles/trucks                    20,188         --
Leasehold improvements               282,365    1,817,411
Work in process                         --        525,138
                                  ----------   ----------
                                   5,613,263    8,339,470

Less - Accumulated depreciation    1,567,739    3,275,987
                                  ----------   ----------
                                  $4,045,524   $5,063,483
                                  ==========   ==========

      RENT EXPENSE

      The Company leases its office building and the facilities from which its central stations operate for various periods and amounts through the year 2004. Rent expense was approximately $830,000, $920,000 and $943,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

      Future minimum lease payments are as follows:

                As of December 31-
                       2001                              $1,001,000
                       2002                                 960,000
                       2003                                 822,000
                       2004                                 445,000
                                                          ---------
                       2005 and thereafter                2,930,000
                                                          =========

      ACCRUED EXPENSES

      Accrued expenses are composed of the following:



                                                      DECEMBER 31
                                                ------------------------
                                                   1999         2000
                                                ----------   ----------
            Accrued interest                    $  188,741   $  225,312
            Accrued payroll and vacation           775,558      732,750
            Accruals related to sale of owned
                subscriber accounts              2,260,289      117,701
            Other                                  699,134      365,990
                                                ----------   ----------
                                                $3,923,722   $1,441,753
                                                ==========   ==========

      INCOME TAXES

      SAI accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("Statement 109"). As of December 31, 1999 and 2000, SAI had net operating loss carryforwards of approximately $16.0 million and $20.5 million, respectively. The tax net operating losses begin to expire in 2005. As of December 31, 1999 and 2000, no tax benefit has been recognized for these loss carryforwards.

      The components of the Company's deferred tax assets at December 31 are as follows:

                                                     1999             2000
                                                 -----------       ----------
            Net operating loss carryforwards      $6,491,000       $7,888,000
            Temporary timing differences             387,200          358,000
                                                 -----------       ----------
                Total deferred tax assets          6,878,200        8,246,000
            Valuation allowance                   (6,878,200)      (8,246,000)
                                                 -----------       ----------
                Net deferred tax assets          $     --          $   --
                                                 ===========       ==========
      NET LOSS PER SHARE

      Net loss per share is computed based upon the weighted number of common shares outstanding during the periods presented. Stock options and Series A convertible preferred stock have not been included in the calculation of net loss per share as their effect would be antidilutive.

      STATEMENT OF CASH FLOWS

      SAI considers investments purchased with an original maturity of three months or less to be cash equivalents. Supplemental cash flow information includes the following:


                                                                      DECEMBER 31
                                                        ----------------------------------------
                                                            1998           1999          2000
                                                        ------------   -----------   -----------
Supplemental schedule of cash flow information-
       Cash paid during the year for interest            $ 2,177,909   $ 1,861,887   $ 1,472,781
Supplemental schedule of noncash activities-
       Issuance of stock for central station and
           contract rights acquisitions                      691,770       337,478       146,211
       Accrued expenses incurred in the sale of owned
           subscriber accounts                                  --       3,097,278          --
       Purchase of contract rights reduced by unearned
           revenue acquired                                  397,544       149,710          --
       Note payable from sale of owned subscriber
           accounts                                             --       1,800,000          --
       Subordinated debt paid for with Series A
           convertible preferred stock                          --      10,000,000          --
       Accrued interest and dividends paid for with
           Series A convertible preferred stock
                                                                --       3,576,166          --
       Holdback notes reduced due to account attrition
                                                             505,518       279,629          --
       Purchase of contract rights with notes                863,921       245,850          --
                                                         ===========   ===========   ===========

      FAIR VALUE OF FINANCIAL INSTRUMENTS

      The fair value of SAI's long-term debt, which approximates the carrying value, is estimated based on the current rates offered to SAI for debt of the same remaining maturities.

      RECLASSIFICATIONS

      The presentation of the statement of operations has been changed to more clearly depict SAI's activities. Therefore, prior-period results have been reclassified to conform to the new presentation.

      NEW ACCOUNTING PRONOUNCEMENTS

      In June 1998, the Financial Accounting Statements Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"). Statement 133 establishes new and revises several existing standards for derivative instruments and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be designated as a cash flow hedge, a fair value hedge or a foreign currency hedge. An entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedge and the measurement method to be used. Changes in the fair value of derivatives are either recognized in earnings in the period of change or as a component of other comprehensive income (loss) in the case of certain hedges.

      In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of Effective Date of Statement 133" ("Statement 137") which defers the effective date of Statement 133 for one year to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company will adopt Statement 133 as of January 1, 2001. Due to the Company's limited use of derivatives, the impact on the financial statements is not expected to be material.


4.    ACQUISITIONS

      During 2000, the Company entered into a definitive agreement to acquire KC Acquisition Corp. The consideration for this transaction currently includes $6.5 million in cash, the equivalent of 4.5 million shares of the Company's common stock and the assumption of approximately
      $36 million of debt. The transaction has not yet closed as management is currently exploring financing alternatives. Additionally, subsequent to year end the Company has provided King Central Station, a wholly owned subsidiary of KC Acquisition Corp., with advances totaling $1.15 million. In the event the acquisition does not occur as planned a significant portion of the advances will be forgiven.

      In November and December, 1999, SAI acquired four central monitoring stations located in the U.S. All of these acquisitions were accounted for under the purchase method of accounting. SAI acquired these central monitoring stations with $5,232,197 in cash plus 100,000 shares of SAI's common stock with a fair market value of $200,000 at the time of acquisition. Total goodwill of $5,401,181 was recorded and is being amortized over a 3-15 year period. The consolidated financial statements include the results of these acquired companies since the date of acquisition.

      In 1998, the Company acquired seven central monitoring stations located in the U.S. All of these acquisitions were accounted for under the purchase method of accounting. The Company acquired these companies with $12,431,113 in cash plus 89,000 shares of the Company's common stock with a fair market value of $510,062 at the time of the acquisition. Total goodwill of $12,567,650 was recorded and is being amortized over a 3-15 year period. The consolidated financial statements include the results of these acquired companies since the date of acquisition.

      The following pro forma consolidated results of operations have been prepared as if the closed acquisitions of central monitoring stations occurred at the beginning of the year of acquisition and in the year immediately preceding the acquisition. The sale of the owned subscriber accounts discussed in Note 6 is shown as if the transaction occurred at the beginning of 1999 and 1998. The pro forma results of operations includes adjustments for amortization of intangible assets and changes in interest expense corresponding to changes in debt (in 000's) (unaudited):


                                                   1998           1999
                                                -----------    -----------
Monitoring fees and other revenues              $    17,146    $    18,969
Selling and administrative expenses                  15,589         18,166
Payroll expense paid to terminated employees
                                                      1,219           --
Amortization and depreciation                         2,468          3,395
                                                -----------    -----------
                     Loss from operations            (2,130)        (2,592)

Interest expense                                      1,252          1,589
                                                -----------    -----------
                     Loss before income taxes        (3,382)        (4,181)

Income tax expense                                     --             --
                                                -----------    -----------
                     Net loss                        (3,382)        (4,181)

Dividends accrued on preferred stock                    522            450
                                                -----------    -----------
Net loss available to common stockholders       $    (3,904)   $    (4,631)
                                                ===========    ===========

Net loss per share                              $      (.61)   $      (.66)
Weighted average shares outstanding               6,429,048      6,980,533
                                                ===========    ===========



      The pro forma statement of income does not purport to represent what the Company's results of operations would actually have been had the acquisition or disposition been effected for the periods presented, or to predict the Company's results of operations for any future period. The net impact of acquisitions made in 2000 was not material and is not included in the pro forma information above.

5.    PREFERRED STOCK

      On September 30, 1999, SAI entered into the Second Amendment to Security Associates International, Inc. Common Stock Subscription and Purchase Agreement with TJS Partners, L.P., SAI's principal stockholder. Pursuant to this agreement: (i) $10,000,000 of subordinated debt and accrued interest owed by SAI to TJS Partners, L.P.; (ii) 66,910 shares of convertible preferred stock; and (iii) 500,000 shares of 12% redeemable preferred stock, together with all accrued dividends were exchanged for 135,709 shares of newly designated Series A convertible preferred stock.

      The Series A convertible preferred stock has a $10 par value, a liquidation preference of $350 per share and is convertible into 13,570,900 shares of SAI's common stock. The Series A convertible preferred stock is also entitled to receive dividends equal to those that would have been received if the holder had converted into common stock.

      The holder of Series A convertible preferred stock is entitled to vote on all matters on which holders of SAI's common stock are entitled to vote, on an as-converted basis. However, the total voting power of all securities owned by the holder of Series A convertible preferred stock is limited to a maximum of 45% of the total number of votes eligible to vote on a matter submitted to our stockholders.

      In connection with the restructuring, SAI's bylaws were amended to increase the percentage of votes required to approve matters presented to the stockholders from a simple majority to requiring approval by greater than 60%. This super-majority provision will be in effect for as long as TJS Partners, L.P. owns 30% of SAI's common stock on an as-converted basis. Additionally, for so long as TJS Partners, L.P. owns at least 15% of SAI's common stock on an as-converted basis, SAI's Board of Directors will consist of five directors.


6.    SALE OF OWNED SUBSCRIBER ACCOUNTS

      On June 30, 1999, SAI sold its portfolio of approximately 27,000 owned subscriber accounts to an unaffiliated third party. SAI has continued to monitor these accounts.

      On June 30, 1999, the Company sold its portfolio of 27,000 retail subscriber accounts to SAFE for $22.8 million. At that time the Company also entered into an agreement to refer additional purchase and loan transactions during a specified period following the sale. If certain minimum performance criteria were satisfied, a note to SAFE in the amount of $1.8 million, which was recorded as part of the transaction, plus interest at 8% thereon, was to have been deemed paid in full. A dispute has arisen as to (1) whether the Company has fulfilled its obligation under the agreement and (2) whether SAFE met all of its contractual commitments. The Company is currently in negotiations with SAFE on this matter, which may lead to either a settlement or mandatory arbitration. Management believes the Company will prevail on the merits of its arguments.

      SAI also agreed to guarantee attrition rates of the portfolio. An accrual for $1,700,000 was recorded in 1999 to recognize this guarantee. This guarantee has been paid in full as of December 31, 2000. Additionally, during 1999, SAI recorded an accrual of $547,000 for severance and related expenses and an accrual for $850,000 to provide for moving the accounts sold to phone lines owned by the purchaser. All but $117,700 of these accruals have been used as of December 31, 2000. This remaining amount will be used for additional costs to be incurred in 2001 for transfer of accounts.

7.    LONG-TERM NOTES PAYABLE

      As of December 31, 2000 SAI had a line of credit with FINOVA Capital Corporation ("FINOVA"). There is $16,351,960 outstanding on this line of credit which bore interest at a variable rate of prime (9.5% at year-end) plus 0.75%. The loan was repaid in full in January 2001.

      Long-term debt consisted of the following notes payable:


                                                         DECEMBER 31
                                                ----------------------------
                                                    1999            2000
                                                ------------    ------------
Note payable                                    $ 12,314,460    $ 16,351,960
Note payable in connection with sale of owned
    subscriber accounts                            1,800,000       1,800,000
Notes payable to alarm dealers                       162,998            --
Other                                                 10,354            --
                                                ------------    ------------
         Total long-term debt                     14,287,812      18,151,960

Current maturities                                (1,973,352)     (2,249,679)
                                                ------------    ------------
                                                $ 12,314,460    $ 15,902,281
                                                ============    ============



      Subsequent to year-end, the Company refinanced its long-term debt. The Company's outstanding debt was increased to $24,540,000, which includes an original issue discount of $2,309,600 that will be amortized over the life of the debt. The debt, which is secured by eligible accounts receivable and the related monitoring contracts of the Company, is comprised of a senior note of $18,700,000 at 10.5% interest and a junior note of $5,840,000 at an interest rate of 12.5%. The note agreement requires the Company to comply with covenants regarding collateral coverage, aggregate cash collections and recurring monthly revenue. Management believes the Company will be in compliance with these covenants throughout 2001. The debt, as refinanced, matures as follows:

                During the Year Ended
                  December 31-
                      2001                              $    881,000
                      2002                                 2,230,000
                      2003                                 3,491,000
                      2004                                 4,844,000
                      2005                                 6,364,000
                      2006                                 6,730,000
                                                         -----------
                                                         $24,540,000
                                                         ===========


8.    EMPLOYEE BENEFIT PLAN

      In April 1997, the Company adopted a 401(k) plan. Effective June 1, 1997, employees were enrolled subject to the eligibility requirements of the plan. The Company matches participant contributions up to 50% of the first 4% of each participant's compensation that is contributed to the plan. Company contributions to the plan in 1998, 1999 and 2000 were approximately $24,200, $85,000 and $83,400, respectively.

      On April 1, 1999, SAI adopted an employee stock purchase plan to provide employees an opportunity to purchase shares of its common stock through payroll deductions. Under this plan, eligible employees may purchase shares of SAI common stock at 85% of their market value on April 1, 1999. Individual purchases of stock may not exceed $25,000 in fair market value annually (determined at the time of grant). Employees in the plan as of April 1, 1999, will be entitled to receive their shares on July 1, 2001. Total shares committed, based on employees currently in the plan, are approximately 100,000.

9.    LEGAL PROCEEDINGS

      During September, 1999, a Writ of Summons was issued against a number of companies, including SAI North Central, a wholly owned subsidiary of the Company. The case involves damages resulting from a fire at the First Evangelical Lutheran Church. In June 2000, a complaint was filed asserting that SAI North Central was liable for the damage to the church based on the theory that the installing dealer was acting as SAI North Central's agent. Damages sought exceed $4.0 million. SAI believes it has no liability in this matter and will vigorously defend its position.

      On March 1, 2001, an amended Complaint was filed against a number of companies including Emergency Response Center (an assumed name of one of the Company's subsidiaries). The case involves damages resulting from a fire at the Flushing Jewish Center which occurred on December 5, 1996. The claim alleges breach of contract and breach of warranty by the defendants in installing an alarm system that was inadequate and failing to monitor or service the system. Damages sought are approximately $1.0 million. SAI believes it has no liability in this matter and will vigorously defend its position.

      From time to time, SAI experiences routine litigation in the normal course of its business. The management of the Company does not believe that any pending litigation will have a material adverse affect on the financial condition or results of operations of the Company.

10.   STOCK OPTIONS AND WARRANTS

      At the discretion of management and approval by the Board of Directors, the Company may grant options and warrants to purchase shares of the Company's common stock and convertible preferred stock to certain individuals. The exercise price may not be less than fair market value of the common stock at the date of grant. Management and the Board of Directors determine vesting periods and expiration dates at the time of grant.

      The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for options and warrants issued to employees and directors. Accordingly, no compensation cost has been recognized for stock options and warrants granted to those individuals.

      In January 2000 SAI issued options to purchase 840,000 shares of common stock to its officers and directors under a stock option plan pending approval by its stockholders. Options to purchase these shares have an exercise price of $2.75 per share, vest over a two year period and expire 6 years from the date of grant except for 75,000 options to three outside directors which vest immediately. Additional options to purchase 100,000 shares at an exercise price of $2.88 per share were issued to new officers of SAI and 123,000 options to purchase shares at an exercise price of $3.13 per share were issued to key employees. These options expire 6 years from the date of grant and vest over a three year period. The options are valued at $1.62, $1.71 and $1.85 per share, respectively, under the Black-Scholes option pricing model.

      In May 2000, SAI issued options to purchase 150,000 shares of common stock at an exercise price of $3.625 per share to a director in return for his services as a broker. These options vested immediately. The aggregate value of the options ($56,000) will be capitalized as part of the purchase price in SAI's merger with KC Acquisition. The options were exercised in June 2000. On July 8, 1999, the Company issued options to purchase 1,580,000 shares of common stock to its officers and directors under a stock option plan approved by the shareholders. Options to purchase 790,000 of these shares have an exercise price of $4.50 per share and the remaining options have an exercise price of $6.00 per share. All options expire six years from the date of grant and vest over a three-year period. Had compensation costs for the stock options and warrants issued to directors and employees been determined based on the fair value at their grant date, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                           DECEMBER 31
                          -----------------------------------------------
                               1998              1999            2000
                          -------------    -------------    -------------
Net loss-
    As reported           $  (6,797,973)   $  (4,046,635)   $  (5,752,424)
    Pro forma                (6,363,889)      (5,887,335)      (7,472,495)
Primary loss per share-
    As reported                   (1.06)            (.59)            (.77)
    Pro forma                     (1.00)            (.85)           (1.00)
                          =============    =============    ==============

      The Company also issues warrants and stock to dealers under its dealer incentive program. The stock and warrants issued under this program vest 25% upon issuance and 25% on each of the first three anniversary dates after issuance. The number of shares and warrants issued under this program at December 31, 1999 and 2000, were 548,802 and 644,684, respectively. The amount charged to expense related to stock and warrants issued under this program was $255,282 and $302,352 during 1999 and 2000, respectively. The share value was determined based on the market price of the Company's stock on the date of issuance.

      The fair value of each option and warrant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions; risk-free interest rates between 4.53% and 6.65%; zero dividend yield; expected lives through the expiration dates; and volatility between 54.21% and 72.30%.

      The following summarizes the stock options and warrants for common stock as of December 31, 1998, 1999 and 2000, and the changes during the years then ended:


                              1998                  1999                     2000
                      --------------------  ---------------------   ---------------------
                                 WEIGHTED               WEIGHTED                WEIGHTED
                                 AVERAGE                AVERAGE                 AVERAGE
                                 EXERCISE               EXERCISE                EXERCISE
                       SHARES     PRICE       SHARES     PRICE       SHARES      PRICE
                      -------   ---------   ---------   ---------   ---------  ----------
Beginning of year     480,223   $    1.76     418,827   $    3.53   1,908,827   $    5.18

    Granted           181,104        6.00   1,580,000        5.25   1,213,000        2.91
    Exercised         207,500        1.18      90,000        1.07     322,222        2.81
    Canceled           35,000        6.00        --          --        43,000        3.05
                      -------   ---------   ---------   ---------   ---------   ---------
End of year           418,827   $    3.53   1,908,827   $    5.18   2,756,605   $    4.70
                      =======   =========   =========   =========   =========   =========

Exercisable at
    end of year       252,999                 268,275                 702,996
                      =======               =========               =========



      The future expiration of the common stock options is as follows:


                                                 OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                              ------------------------       ------------------------
                                                              WEIGHTED                      WEIGHTED
                                                NUMBER        AVERAGE          NUMBER       AVERAGE
                                                  OF          EXERCISE          OF          EXERCISE
                                                SHARES         PRICE           SHARES        PRICE
                                              ---------      ---------       --------       ----------
          As of December 31-
                2002                            156,104        $6.00          125,828        $6.00
                2003                             22,723         4.14           22,723         4.14
                2004                             25,000         6.00           25,000         6.00
                2005                          1,532,778         5.27          479,445         4.50
                2006                          1,020,000         2.80           50,000         2.75
                                              ---------        -----          -------        -----
                                              2,756,605        $4.70          702,996        $4.69
                                              =========        =====          =======        =====

      The Company has granted stock options and warrants to purchase shares of convertible preferred stock which mirror certain of the Common Stock options and warrants listed above and are only exercisable upon exercise of the respective Common Stock options and warrants.

      The following summarizes the stock options and warrants for convertible preferred stock as of December 31, 1998, 1999 and 2000, and the changes during the years then ended:


                             1998                   1999                    2000
                      ------------------   ----------------------   --------------------
                               WEIGHTED                 WEIGHTED                WEIGHTED
                                AVERAGE                  AVERAGE                 AVERAGE
                                EXERCISE                EXERCISE                EXERCISE
                      SHARES     PRICE     SHARES         PRICE      SHARES       PRICE
                      ------   ---------   ------      ---------    -------    ---------
Beginning of year     4,302     $130.46    2,227        $137.79      1,327       $153.80

    Granted            --          --       --             --         --            --
    Exercised         2,075      118.07      900         106.94      1,000        125.00
    Canceled           --          --       --             --          250        300.00
                      -----     -------    -----        -------      -----       -------
End of year           2,227     $137.79    1,327        $153.80         77       $ 53.16
                      =====     =======    =====        =======      =====       =======

11.   SEGMENT INFORMATION

      Effective January 1, 1998, the Company adopted FASB Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement requires that public business enterprises report certain financial information in a similar manner as reported to the chief operating decision makers of the Company for the purposes of evaluating performance and allocating resources to the various operating segments. The Company sold its owned accounts on June 30, 1999. Prior to that, the Company identified two operating segments, based upon the types of customers served. The Company now exclusively provides monitoring to dealers in its central station operation.

      The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income or loss before interest and income taxes and operating cash flows as defined by operating income or loss plus depreciation and amortization. The Company did not separately identify interest expense for its operating segments. Intersegment sales and transfers are immaterial and therefore not disclosed below. The Company also did not allocate corporate, general and administrative and payroll expense to its operating segments.

      Financial data by operating segment together with the items necessary to reconcile these amounts to the consolidated financial statements are shown below for the years ended December 31, 1998 and 1999 for comparative purposes:


                                         OWNED          CENTRAL     CORPORATE AND
                                        ACCOUNTS        STATION      INTERCOMPANY    CONSOLIDATED
                                      ------------    ------------  -------------    ------------
Year ended December 31, 1998-
    Revenues                          $  6,942,036    $ 14,667,212   $ (1,405,398)   $ 20,203,850
    Selling, marketing and business
       development expenses                   --              --        1,614,007       1,614,007
    Depreciation and amortization        4,292,171       1,996,318           --         6,288,489
    Operating income (loss)             (1,074,121)      1,684,500     (4,016,675)     (3,406,296)
    Total assets                        20,174,732      27,351,018           --        47,525,750
    Capital expenditures                   281,360       1,358,298        113,202       1,752,860
                                      ============    ============   ============    ============

Year ended December 31, 1999-
    Revenues                          $  3,720,169    $ 19,768,281   $   (799,318)   $ 22,689,132
    Selling, marketing and business
       development expenses                   --           851,125      1,608,720       2,459,845
    Depreciation and amortization        2,319,183       3,331,253         63,454       5,713,890
    Operating income (loss)               (338,779)      1,063,340     (3,655,786)     (2,931,225)
    Total assets                              --        31,688,384      1,652,266      33,340,650
    Capital expenditures                      --         1,527,455        102,029       1,629,484
                                      ============    ============   ============    ============


      The Company is currently providing services to customers only within the United States and all long-lived assets are located in the United States. No single customer accounted for more than 10% of the Company's revenues.